UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Midland States Bancorp, Inc.
(Name of Issuer)

 Common Stock, par value $0.01 per share
(Title of Class of Securities)

597742105
(CUSIP Number)

R. Robert Funderburg, Jr.
c/o K-B Farms, Inc.
600 S. State St
Belvidere, IL 61008
815-547-9797
(Name, address and telephone number of person
 authorized to receive notices and communications)

May 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
R. Robert Funderburg, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION OF REPORTING PERSON
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
586,080

	8	SHARED VOTING POWER
550,756*

	9	SOLE DISPOSITIVE POWER
586,080

	10	SHARED DISPOSITIVE POWER
550,756*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,136,836*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (in the aggregate):
4.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*  See Item 5.  This amount is reported as of May 15, 2018. The Reporting Person may be deemed to be the beneficial owner of certain of the shares of Common Stock of the Issuer held directly by or in trust for the benefit of certain other members of his household or in trust for the benefit of the Reporting Person but the Reporting Person either shares or does not have any voting or dispositive powers with respect to those shares and disclaims any beneficial ownership thereof except to the extent of his pecuniary interest therein and this report shall not be deemed an admission that the Reporting Person is the beneficial owner thereof.

**This percentage is being calculated based upon 23,630,712 shares of the Issuer’s Common Stock outstanding on April 30, 2018 as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.  The Reporting Person does not take any responsibility for the accuracy of the information upon which this percentage is calculated.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Stock of Midland States Bancorp, Inc. (the “Issuer”), and amends the Schedule 13D filed on March 9, 2018 (the “Original Schedule 13D”).  Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D.  All capitalized terms contained herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

As a result of the transactions described herein, on May 10, 2018, the Reporting Person ceased to be the beneficial owner of five percent (5%) or more of the Common Stock of the Issuer.  This Amendment represents a final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

As of May 15, 2018

Interests in Securities	Amount beneficially owned	Percent of class*	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
R. Robert Funderburg, Jr.**	630,623	2.7%	586,080	44,543	586,080	44,543
Various irrevocable trusts for which Alpine Bank & Trust Co. acts as trustee and of which the Reporting Person is a beneficiary***	506,213	2.1%	–	506,213	–	506,213
	1,136,836	4.8%		550,756		550,756

*The percentages are calculated based upon 23,630,712 shares of the Issuer’s Common Stock outstanding on April 30, 2018 as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.  The Reporting Person does not take any responsibility for the accuracy of the information upon which these percentages are calculated.

**The shares of Common Stock of the Issuer reported by the Reporting Person represent shares held through revocable trusts or directly by or for the benefit of the Reporting Person or members of his household.  The Reporting Person may be deemed to be the beneficial owner of certain of such shares of Common Stock of the Issuer held directly by or in trust for the benefit of such members of his household but the Reporting Person does not have any voting or dispositive powers with respect to these shares and disclaims any beneficial ownership thereof and this report shall not be deemed an admission that the Reporting Person is the beneficial owner thereof.

***The Reporting Person is a beneficiary of such trusts and may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held therein but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.  Alpine Bank & Trust Co. serves solely as trustee of such trusts and has no pecuniary interest as to the shares of Common Stock of the Issuer held therein.

(c), (d)  On May 4, 2018, a member of the Reporting Person’s household sold 19,950 shares of the Issuer’s Common Stock in various trades at a weighted average price of $31.8018 per share on the Nasdaq Stock Market. On May 7, 2018, a member of the Reporting Person’s household sold 3,663 shares of the Issuer’s Common Stock in various trades at a weighted average price of $31.9577 per share on the Nasdaq Stock Market. On May 10, 2018, a member of the Reporting Person’s household sold 40,923 shares of the Issuer’s Common Stock in various trades at a weighted average price of $32.0471 per share on the Nasdaq Stock Market.  Additional sales of the Issuer’s Common Stock were conducted by a member of the Reporting Person’s household on various dates subsequent to May 10, 2018.

(e)   The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on May 10, 2018 upon the sale of the Issuer's Common Stock on such date as referenced in (c) and (d) above.  This Amendment represents a final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2018	By: /s/ R. Robert Funderburg, Jr.
Name: R. Robert Funderburg, Jr.